UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 001-34904

MECOX LANE LIMITED

22nd Floor, Gems Tower, Building 20, No.487, Tianlin Road,

Shanghai 200233, People’s Republic of China

(86 21) 6495-0500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mecox Lane Limited

By:	/s/ Paul Bang Zhang
Name:	Paul Bang Zhang
Title:	Chief Financial Officer

Date: April 27, 2011

EXHIBIT INDEX

Exhibit 99.1

Mecox Lane Announces Notice of Annual General Meeting

SHANGHAI, April 27, 2011 – Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), which operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2010, today announced that its annual general meeting (“AGM”) will be held on Friday, May 20, 2011 at 10:00 AM (Hong Kong time) at 41st Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

Stockholders of record at the close of business on April 19, 2011 are entitled to notice of and to vote at the annual meeting and any adjournment thereof.

The Notice of AGM and an accompanying proxy form for completion by holders of depository interests are available on Mecox Lane’s investor relations website at http://ir.m18.com/agm.cfm.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2010. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as under selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may”, “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims”, “estimates,” “confident”, “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 filed with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Candice Sun

Ogilvy Financial, Beijing

Tel: +86-10-8520-6524

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com

Exhibit 99.2

MECOX LANE LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: MCOX)

NOTICE OF ANNUAL GENERAL MEETING

To be held on May 20, 2011

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Mecox Lane Limited (the “Company”) will be held at 41st Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong on May 20, 2011 at 10:00 AM (Hong Kong time), and any adjournment(s) or postponement(s) thereof the AGM, for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1.	Re-election of Mr. Neil Nanpeng Shen as a Director and Chairman of the Company;

2.	Re-election of Mr. John J. Ying as a Director and Vice Chairman of the Company;

3.	Re-election of Mr. Alfred Beichun Gu as a Director of the Company;

4.	Re-election of Mr. Herman Yu as a Director of the Company;

5.	Re-election of Mr. Anthony Kai Yiu Lo as a Director of the Company;

6.	Re-election of Mr. David Jian Sun as a Director of the Company;

7.	Election of Ms. Sandrine Zerbib as a Director of the Company; and

8.	Authorization of each of the Directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 7 as such Director, in his or her absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on April 19, 2011 as the record date (the “Record Date”) for determining the shareholders who are entitled to receive notice of and to vote at the AGM or any adjournment or postponement thereof.

Holders of the Company’s American Depository Shares (“ADSs”) who wish to exercise their voting rights for the underlying shares at the AGM must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

Shareholders may obtain a copy of the Company’s annual report from the Company’s website at http://ir.m18.com, or by writing to ir@m18.com to request a physical or electronic copy.

By Order of the Board of Directors,
Mecox Lane Limited

Neil Nanpeng Shen
Chairman

Shanghai, PRC

April 27, 2011

Executive Office: 22nd Floor, Gems Tower, Building 20 No.487, Tianlin Road, Shanghai 200233, People’s Republic of China	Registered Office: Maples Corporate Services Limited PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands

Exhibit 99.3

MECOX LANE LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: MCOX)

Form of Proxy for Annual General Meeting (or any adjournment thereof) to be held on May 20, 2011 AND AT 41st Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Mecox Lane Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”), to be exercised at the Annual General Meeting of the Company to be held at 41st Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong on May 20, 2011 at 10:00 AM (Hong Kong time), and at any adjournment(s) or postponement(s) thereof (the “AGM”) for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Ordinary Shares at the close of business on April 19, 2011 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting. Each Ordinary Share shall be entitled to one vote on all matters.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Annual General Meeting as indicated or, if no instruction is given, FOR the Ordinary Resolutions set forth in this Form of Proxy. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China as soon as possible and in any event no later than May 17, 2011.

MECOX LANE LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: MCOX)

Form of Proxy for Annual General Meeting (or any adjournment thereof) to be held on May 20, 2011 and at 41st Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

I/We,                                          of                                          , being the registered holder of                                          ordinary shares (Note 1), par value US$0.0001 per share, of Mecox Lane Limited (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 2) or                                          of                                          as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held on May 20, 2011 at 10:00 AM (Hong Kong time), and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, or on any other matter which may be considered at the annual general meeting (or any adjournment thereof) as my/our proxy thinks fit.

Notes:

[1]

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

RESOLUTION		FOR(Note 3)	AGAINST(Note 3)

1.	Ordinary Resolution No. 1 as set out in the Notice of Annual General Meeting.

2.	Ordinary Resolution No. 2 as set out in the Notice of Annual General Meeting.

3.	Ordinary Resolution No. 3 as set out in the Notice of Annual General Meeting.

4.	Ordinary Resolution No. 4 as set out in the Notice of Annual General Meeting.

5.	Ordinary Resolution No. 5 as set out in the Notice of Annual General Meeting.

6.	Ordinary Resolution No. 6 as set out in the Notice of Annual General Meeting.

7	Ordinary Resolution No. 7 as set out in the Notice of Annual General Meeting.

8	Ordinary Resolution No. 8 as set out in the Notice of Annual General Meeting.

Dated , 2011	Signature(s) (Note 4)

[3]

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion.

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

Exhibit 99.4

MECOX LANE LIMITED

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING ORDINARY SHARES OF

MECOX LANE LIMITED

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST		FOR	AGAINST

Proposal 1	☐	☐	Proposal 5	☐	☐

Proposal 2	☐	☐	Proposal 6	☐	☐

Proposal 3	☐	☐	Proposal 7	☐	☐

Proposal 4	☐	☐	Proposal 8	☐	☐

	Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.	☐

Address Change ☐ Mark box, sign and indicate changes/comments below:

Sign Below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

ORDINARY RESOLUTIONS

1.	Re-election of Mr. Neil Nanpeng Shen as a Director and Chairman of the Company

2.	Re-election of Mr. John J. Ying as a Director and Vice Chairman of the Company

3.	Re-election of Mr. Alfred Beichun Gu as a Director of the Company

4.	Re-election of Mr. Herman Yu as a Director of the Company

5.	Re-election of Mr. Anthony Kai Yiu Lo as a Director of the Company

6.	Re-election of Mr. David Jian Sun as a Director of the Company

7.	Election of Ms. Sandrine Zerbib as a Director of the Company

8.	Authorization of each of the Directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 7 as such Director, in his or her absolute discretion, thinks fit

Mecox Lane Limited
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of Mecox Lane Limited (the “Company”) will be held at 10:00 a.m. (Hong Kong time), on Friday, May 20, 2011 at 41st Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly how you wish to vote in regard to each of the Company’s Proposals. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), May 17, 2011. Only the registered holders of record as of the close of business on April 19, 2011 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record on April 19, 2011, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given below.

To view Meeting materials please visit: http://ir.m18.com/agm.cfm.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on May 17, 2011.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.